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CUSIP NO. 92831R-10-2                                                Page 1 of 4


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)


                             VISKASE COMPANIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                           (Title of Class Securities)

                                   92831R-10-2
                                 (CUSIP Number)

                                AVRAM A. GLAZER,
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ZAPATA CORPORATION
                         100 MERIDIAN CENTRE, SUITE 350
                            ROCHESTER, NEW YORK 14618
                                 (716) 242-2000
                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)

                               SEPTEMBER 24, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
      Act. (However, see the Notes).
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CUSIP NO. 92831R-10-2                                                Page 2 of 4


(1)   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Zapata Corporation, a Nevada corporation
      74-1339132

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
      Instructions)

                                         (a)  / /
                                         (b)  /X/

(3)   SEC USE ONLY


(4)   SOURCE OF FUNDS

      Not Applicable

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              / /


(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada

                              (7)   SOLE VOTING POWER
                                          -0-

NUMBER OF SHARES              (8)   SHARED VOTING POWER
BENEFICIALLY OWNED BY                     -0-
EACH REPORTING PERSON
WITH                          (9)   SOLE DISPOSITIVE POWER
                                          -0-

                              (10)  SHARED DISPOSITIVE POWER
                                          -0-

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-

(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                              / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-

(14)  TYPE OF REPORTING PERSON (See Instructions)
      CO
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CUSIP NO. 92831R-10-2                                                Page 3 of 4


                                INTRODUCTORY NOTE

      This Amendment No. 12 to Schedule 13D is being filed on behalf of Zapata Corporation, a Nevada corporation ("Zapata") to supplement certain information set forth in the Schedule 13D ( the "Statement") relating to the securities of Viskase Companies, Inc. (the "Issuer"), originally filed by Zapata on August 17, 1995, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11 to
Schedule 13D filed on June 21, 1996, March 10, 1997, March 31, 1997, April 18, 1997, April 23, 1997, April 29, 1997, May 14, 1997, May 16, 1997, June 17,
1997, August 18, 1997 and July 22, 1998, respectively.

      All defined terms not otherwise defined in this Amendment Number 12 have the meanings ascribed in the Statement.

ITEM 4. PURPOSE OF TRANSACTION

      Item 4 is hereby amended to add the following:

      On August 29, 2001, Zapata's nominees to the Viskase Board of Directors, Malcolm I. Glazer and Avram A. Glazer, Chairman of the Board, and President, Chief Executive Officer and director, respectively, of Zapata, resigned from the Viskase Board of Directors.

      On September 24, 2001, the 5,877,304 shares of Common Stock previously owned by Zapata were sold for an aggregate of $58,773.04 in a private transaction through a broker. Zapata sold the shares in order to realize a significant tax benefit related to the capital loss taken on their investment in the Common Stock shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5 is hereby amended to add the following:

      (a) As of September 25, 2001, Zapata owned no shares of Common Stock.

      (b) The responses of Zapata to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

      (c) On September 24, 2001, Zapata sold all 5,877,304 shares of Common Stock it owned in a private transaction through a broker at a price of $0.01 per share, or $58,773.04 in the aggregate.

      (d) Not applicable

      (e) As of September 25, 2001, Zapata ceased to be the beneficial owner of more than 5% of the outstanding common stock of the Issuer.



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CUSIP NO. 92831R-10-2                                                Page 4 of 4


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: October 3, 2001

                                   ZAPATA CORPORATION

                                   By: /s/ Avram A. Glazer
                                       -----------------------------------------
                                   Name:   Avram A. Glazer
                                   Title:  President and Chief Executive Officer


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